Exhibit (h)(2)
GOLDMAN SACHS VARIABLE INSURANCE TRUST
Transfer Agency Agreement Fee Schedule
Amended and Restated as of April 14, 2011
     Pursuant to paragraph 6.01 of the Transfer Agency Agreement (the “Agreement”) between Goldman, Sachs & Co. (“Goldman Sachs”) and Goldman Sachs Variable Insurance Trust (the “Trust”), for the services provided and expenses assumed by Goldman Sachs, the Trust shall pay to Goldman Sachs as full compensation therefor a fee payable monthly at the annual rate of 0.02% of the average daily net assets of each series of the Trust (each, a “Fund”):
     Except as stated in the next paragraph below, all expenses that exceed such annual fee rate payable by a Fund as described above shall be borne by Goldman Sachs, including the expenses referred to in paragraph 6.02 thereof.
     The following expenses borne by the Funds shall not reduce the fee payable to Goldman Sachs stated above, and shall not be subject to the limitation on expenses borne by the Funds stated in the second paragraph above: (a) all reimbursements made by the Trust to Indemnified Parties, in accordance with paragraph 7.01 of the Agreement, and any other extraordinary expenses incurred by the Trust under the Agreement; and (b) all charges and costs borne by the Trust associated with bank accounts maintained to support the settlement of shareholder activity, in accordance with paragraph 6.03 of the Agreement.
     Except as amended hereby, the Agreement is reconfirmed, and its provisions shall remain in full force and effect.

Goldman, Sachs & Co.		Goldman Sachs Variable Insurance Trust

By:	/s/ Peter Bonanno	By:	/s/ James McNamara

	Peter Bonanno Managing Director		James McNamara President of the Trust